Mail Stop 3-5

      March 16, 2005

By U.S. Mail and Facsimile 949-851-9262

George Furla
Chief Executive Officer
Family Room Entertainment Corporation
8530 Wilshire Blvd, Suite 420
Beverly Hills, CA  90211

Re:	Family Room Entertainment Corporation
	Form SB-2 filed February 28, 2005, as amended
	File No. 333-121628

Dear Mr. Furla:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Consideration should be given, on an ongoing basis, to the updating requirements of Item 310 (g) of Regulation S-B.
2. An updated accountant`s report should be included with any amendment to the filing.


Prospectus Summary, page 5
3. You state that your Emmet/Furla Films Production Corporation subsidiary primarily develops and provides production related services for high budget motion pictures (in excess of $20 million).
If feasible, please revise to quantify what portion of the $20 million budget you would typically receive as a fee for your services.

Management`s Discussion and Analysis or Plan of Operation, page 15

Critical Accounting Policies and Estimates, page 15
4. Refer to your discussion of revenue recognition, Item 1. You state that producer fees are generally received at the start of the actual film production. We assume that they are deferred and recognized as services are performed. Please revise your footnote to clarify this fact or advise.
5. Refer to your discussion of film costs. Here, and in your accounting policies footnote, you refer to exploitation and participation costs. Exploitation costs should be accounted for in accordance with paragraph 49 of SOP 00-2. Participation costs and their related accruals are subject to specific guidance under that SOP, as well. Please revise your disclosures to clarify your method of accounting for these costs, as applicable, and to distinguish them from your discussion of film costs and/or other production costs.

Liquidity and Capital Resources, page 18
6. We note your response to our prior comment 14. Regarding the discussion of important matters on which you focus in evaluating financial condition and operating performance, please also discuss the way in which you evaluate working capital needs and your plans for obtaining future financing as projects are taken on by the company. We note that you focus on return on investment in evaluating financial condition and operating performance. If so, you should also expand your disclosure regarding return on investment measurement for projects. For example, how is ROI evaluated on an on-going basis project by project as well as the thresholds used to determine whether a project meets your return criteria, etc.

Our Business, page 22
7. We note that you derive your revenues from a limited number of customers. Please disclose here the names of the two customers as noted in Note 12 of the notes to financial statements and the percentage of revenues you receive from each. You should discuss the extent to which you are dependent on one or a few major customers. See Item 101(a)(6) of Regulation S-B. Please add a risk factor about the risk of your dependence on few customers.

FMLY Summary of Film Project History, page 24
8. We note the revisions you have made to your summary. To facilitate our understanding of the industry and of your business activities, please tell us more about a representative sample of these arrangements. For example, with regard to such pictures as "Speedway Junky" and "Held for Ransom" we note that you "subsequently" acquired ownership percentages from other parties. When, in the lives of these pictures, did these acquisitions occur, why did the original owners sell and what did you pay to acquire these rights? How much in royalties had each of the former owners earned and what have you earned in royalties to date on each arrangement? In this regard, we note your use of the phrase "if any." Describe how and when your portion of the royalties on each film are measured and distributed. Explain what you mean by a "second cycle" of distribution. Do you expect to incur any costs in connection with these negotiation or distribution activities? If so, please describe and quantify them.
9. With regard to such films as "The Badge" and "Narc," what do you mean when you refer to profit participation "if any." When and how is your portion of the profit participation measured, allocated and received? What amount of profit participation have you received on each of these films to date?
10. Given the apparent success of "Half Past Dead" at the box office
(as described on page 36), please indicate your profit participation on this film to date. Explain when and how it is computed.
11. When you have been compensated with a fee for production services, please tell us what your services generally involve and indicate the average range of fees that you normally receive in connection with a project. Describe whether or how your fees vary when profit participation is also involved.
12. If variable fees are included in your estimates of ultimate revenue (paragraph 39 of the SOP), please describe them, quantify their impact and provide support for their inclusion.
13. You state in your accounting policies footnote (page F-22) that your revenue cycle is generally one to three years, with the expectation that substantially all revenue will be recognized in the first two years of individual motion pictures. If this applies to the films in your summary, it appears that substantially all revenue has been recognized on the first ten films. Please advise us supplementally whether our understanding is correct.
Consideration
should also be given to providing appropriate disclosure of these matters in connection with your summary.
14. We also note that you receive royalties from many pictures you list. Please revise your table to describe any licenses or royalty agreements, including duration, currently in force. See Item 101(a)(7) of Regulation S-B.
15. We note your response to our prior comment no. 17. Please disclose the fees you receive for each of the listed projects.
For
example, explain what royalties, if any, you received to date; disclose the fees you were compensated; and quantify the extent of your profit participation. You should limit the list to those projects that you are able to tie to your current financial statements.
16. In the chart, you should precisely describe the broad term "production services" to clearly describe the specific aspect of production services you performed for each picture you list.

Executive Compensation, page 38
17. Provide the footnote disclosure you note in the "other annual compensation;" "securities underlying options;" and "all other compensation" sections of your table.

Certain Relationships and Related Transactions, page 40
18. Please describe the sharing agreement and how it relates to the producer fees that Messrs. Emmet and Furla receive. For example, state whether there is a standard percentage of fees to which your directors are entitled. Please explain who determines what percentage of the producer fees will be retained by the company.
19. You should consider naming the works for which Messrs. Emmet and
Furla received producer fees. Also, please disclose the nature and extent of the production services they provided in exchange for the producer fees they received.

Financial Statements

Unaudited Statements of Operations, page F-4
20. Supplementally provide us with a schedule of the significant components of other income and expense for the comparative six month periods ended December 31.

Film Costs and Revenue - page F-27
21. We note your response to our prior comment 26. Based on your response, it appears that you have made the assessment that the $82,500 is not collectible and your efforts have ceased. It would appear more appropriate to write these amounts off entirely rather maintaining a reserve against current receivables. If our understanding is not correct, please advise us further.

Related Party Transactions - page F-36
22. We note your response to our prior comment 28. While the disclosures added that address these fees as operating costs to the company are sufficient, it is still not clear to the reader whether the fees paid to the officers of the company are also recorded as revenues of the company as well. From your response, it appears that there is a revenue sharing arrangement whereby the company earns a portion of the producer`s fees and the remaining portion of the fees are earned by the officers. However, it is our understanding that the fees are earned by the company and then as part of a contractual relationship, the officers are paid a certain portion of total producers fees earned by the company. If this is correct, please revise your disclosure accordingly. If this is not correct, please supplementally describe to us the exact nature of the fees earned by the company and how the officers earn their portion of the fees from the company.

Closing

      As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

   We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Robert Perdue at (202) 824-5536, or Margery Reich at (202) 942-1839 if you have questions regarding comments on the financial statements and related matters. Please contact Johanna
Vega Losert at (202) 942-2931 or me with any other questions.

      				Sincerely,



      				Max A. Webb
							Assistant Director




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George Furla
Family Room Entertainment Corporation
March 16, 2005
Page 6